UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
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                 (Translation of Registrant's Name Into English)


                                     Mexico
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                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  x                       Form 40-F
                         ---                                ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                                 No  x
                  ---                                ---

Contacts:


     Contacts:

      ASUR                   [ASUR LOGO]               Breakstone & Ruth
 Lic. Adolfo Castro                             Susan Borinelli/Vanessa Marquez
 (52) 55-5284-0408                                     (646) 536-7018/15
acastro@asur.com.mx                             Sborinelli@breakstoneruth.com
                                                 Vmarquez@breakstoneruth.com


                                   CORRECTION
                      ASUR CALL FOR A SHAREHOLDER'S MEETING

Mexico City, December 4, 2003, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) announced that the General Ordinary and Extraordinary Shareholders' Meeting will be held on December 19, 2003.

The following is the complete text of the call for the shareholders meeting:

                  GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
                         CALL FOR A SHAREHOLDERS MEETING

By resolution of the Board of Directors adopted in the meeting held on October 22, 2003, and pursuant to the provisions of Articles Thirty-sixth and Thirty-seventh and others applicable of the by-laws of the Company and Articles 181, 182 and 183 of the General Law of Commercial Companies ("Ley General de Sociedades Mercantiles"), the shareholders of Grupo Aeroportuario del Sureste, S.A. de C.V. are hereby called in order to attend to the General Ordinary and Extraordinary Shareholders' Meeting, that will take place at 10:00 hours on December 19, 2003, in Blvd. Manuel Avila Camacho No. 40, 6th Floor, Colonia Lomas de Chapultepec, Delegacion Miguel Hidalgo, Zip Code 11000, in Mexico City, Federal District, in order to discuss the following:

                                   A G E N D A
                               ANNUAL ORDINARY AND
                       EXTRAORDINARY SHAREHOLDERS' MEETING

I. Approval of the modification of the Mexican Partner of the Strategic Partner, shareholder of series "BB" shares of the Company.

II. Proposal to amend articles Sixth, Eighth, Thirteenth, Fourteenth, Seventeenth, Twenty-eighth, Forty-first, Forty-sixth, of the Company's by-laws, in terms of the general regulations applicable to issuers of securities and other participants of the stock market published in the official daily of the federation on March 19, 2003.

III. Appointment of Delegates in order to formalize the resolutions adopted in this General Shareholders' Meeting.

     The shareholders' in order to have the right to attend to the Meeting shall be duly registered in the Shareholders' Registry Corporate Book of the Company, which will be closed three business days prior to the appointed date for the execution of the Meeting, which means, December 16, 2003.

     In order to have the right to attend to the Meeting, the shareholders' shall deposit their share certificates in the Company's offices previously mentioned, in the S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, or any national or foreign credit institution and present to the Company the corresponding receipt corresponding at the latest within the business day prior to the date of the Meeting and obtain from the same, the admission card and the applications that the shareholders' may use to be duly represented in the Meeting in terms of Article 14 Bis 3 of the Securities Market Law. It is informed to the Brokerage Houses and other financial intermediaries that in order to get the admission cards they shall deliver the list containing the name, address, nationality and number of shares of the shareholders' which they represent.

     The shares to be deposited in the Company by the shareholders' in order to have the right to attend to the meeting, will not be delivered until the meeting has been dully executed, through the receipt issued to the shareholder or attorney in fact for such shares.

     The shareholders may attend the Meeting either personally or could be represented by the person or persons dully empowered by proxy letter signed by two witnesses, through the application in terms of Article 14 Bis 3 of the Securities Market Law or by any other form of representation granted in accordance with law.

     Likewise, it is hereby informed that the supporting documentation that will be the basis for the adoption of the resolutions of the Meeting hereby being called, and the application previously mentioned, will be available for the shareholders' in the domicile of the Secretary of Company fifteen days prior to the date of the execution of the Meeting.




                                        Mexico City, December 4, 2003.


                                       /s/ Alberto de la Parra Zavala
                                       ---------------------------------
                                          Alberto de la Parra Zavala
                                      Secretary of the board of directors

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Grupo Aeroportuario del Sureste, S.A. de C.V.


                                   By:  /s/  Adolfo Castro Rivas
                                        ------------------------
Date: December 5, 2003                  Name: Adolfo Castro Rivas
                                        Title: Director of Finance (Principal
                                        Financial and Accounting Officer)